

Mail Stop 4631

March 24, 2010

By U.S. Mail and Facsimile

Mr. Gene M. Bennett
Chief Financial Officer
China Architectural Engineering, Inc.
105 Baishi Road, Jiuzhou West Avenue
Zhuhai, People's Republic of China

> **Re: China Architectural Engineering, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Definitive Proxy Statement on Schedule 14A filed April 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 001-33709**

Dear Mr. Bennett:

We have reviewed your response letter dated March 15, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

General

1.  We note your intentions to provide revised and expanded disclosures in response to several of our previous comments. Please ensure that all such disclosures are included in your next periodic report.

Prior Comment 4

2.  We note your response to prior comment 4 in regard to the $10M variable rate convertible bonds due in 2012; however, we are unclear as to why you have reduced additional paid-in-capital by $2.6 million, as well as what the adjustments and/or corrections you have referred to represent. Please clarify what the "adjustment to debit APIC-BCF" refers to in the analysis you have supplementally provided and why you have referred to them as corrections.

Prior Comment 11

3.    We note your response to our prior comment 11.  With a view towards future
      disclosure, please address the following additional items:
      - You indicated in your response that receivables related to the Dubai projects
        were due to delays made by the client since April 2009.  Please advise us as to
        why the aging you have provided supplementally in Appendix A shows the
        Dubai contracts in the 1-30 day bucket.
      - We note that you have employed a claim consultant to facilitate payment on
        your Dubai projects.  Please provide us with a more specific and
        comprehensive discussion regarding why you believe you will collect these
        amounts and why no allowance is required at this time.
      - We note that you have a significant amount of receivables that are greater than
        365 days old as well as a significant amount that are greater than 720 days
        old.  Your current disclosure in your Form 10-K for the year ended December
        31, 2009 indicates that your average account settlement is as high as one year.
        Please ensure that you revise future filings to quantify the receivables that are
        older than 365 days and 720 days.  In addition, please provide us, and include
        in future filings, a comprehensive discussion regarding how you have
        determined that these amounts are realizable.
      - We note your disclosure on page 11 of your Form 10-K for the fiscal year
        ended December 31, 2009 that you may be required to reverse revenue
        previously recognized on your Dubai Metro Rail Project.  Please provide us
        with a more specific and comprehensive discussion of the nature of the
        circumstances which would require you to reverse revenue and how you have
        considered these circumstances in determining that the revenue you have
        recognized to date was appropriate.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 9 – Convertible Bonds and Bond Warrants, page F-24

4.    We note your disclosure that the reset of the conversion feature of your $10
      million variable rate convertible bonds due in 2012 resulted in an additional $3.4
      million of bond discount.  Please help us understand how you have reflected this
      amount in your financial statements.  In this regard, we note from your Form 10-
      Q for the quarterly period ended September 30, 2009 that your statement of
      stockholders' equity reflected a $3.4 million increase to additional paid-in capital
      from warrants and beneficial conversion.  Therefore, it is unclear to us why your
      statement of stockholders' equity for the year ended December 31, 2009 has an
      entry for only $1.9 million.  It is also unclear how the amount has been reflected
      in the net value for your convertible bonds payable.

Note 11 – Income Taxes, page F-26

5.      Please provide us, and revise future filings to include, the disclosures required by FASB ASC 740-10-50, as applicable.

Note 17 – Subsequent Events, page F-31

6.      We note your disclosure on page 12 that you failed to make required interest payments under your $28 million convertible bonds.  Please provide us with a more specific and comprehensive discussion regarding when the interest payments were due.  In addition, with a view towards future disclosure, please tell us how you determined it was appropriate to continue to classify the convertible bonds as long-term debt at December 31, 2009 as well as any other period in which you had overdue interest payments or any other violation of your debt agreements.  In this regard, please discuss what consideration you have given to your ability to meet the conditions of your waiver.  Reference ASC 470-10-45-1.

*       *       *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a response letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please furnish your response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

        If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747 or, in their absence, to the undersigned at (202) 551-3689.

                                                Sincerely,


                                                John Hartz
                                                Senior Assistant Chief Accountant